BHP BILLITON

Supplementary Financial Information

Previously Unreported Comparative Quarters Results for Fiscal 2001

The comparative quarterly financial information presented in this release covers data for the previously unreported quarters of fiscal 2001. The information is unaudited.

This information will provide the market with the definitive basis of comparison against future financial information.

The financial information is prepared on the same basis as described within 'Basis of Preparation' as detailed on page 2 of the 'BHP Billiton results for the quarter ended 30 September 2001'.

Details for the BHP Billiton Group for the quarters ended 30 September 2000 and 30 June 2001 are provided on pages 19 to 20 of the release of 'BHP Billiton results for the quarter ended 30 September 2001'and details of individual Customer Sector Group's results for the quarter ended 30 September 2000 are provided on pages 21 to 29 of the same release.

Supplementary Financial Information

BHP BILLITON GROUP

	US$ Million

	Sep-00	Dec-00	Half Year	Mar-01	Jun-01	Full Year

Aluminium	103	115	218	135	170	523
Base metals	134	136	270	123	89	482
Carbon steel materials	211	211	422	241	255	918
Stainless steel materials	33	30	63	3	17	83
Energy coal	60	97	157	109	116	382
Exploration, technology and new business	16	10	26	12	(32)	6
Other activities	40	46	86	38	23	147
Petroleum	344	362	706	419	282	1 407
Steel	138	74	212	43	15	270
Group and unallocated	(131)	(159)	(290)	(153)	(148)	(591)
EBIT	948	922	1 870	970	787	3 627
Net interest	(84)	(119)	(203)	(106)	(161)	(470)
Profit before tax	864	803	1 667	864	626	3 157
Taxation	(262)	(218)	(480)	(264)	(199)	(943)
Profit after taxation	602	585	1 187	600	427	2 214
Equity minority interests	(13)	(16)	(29)	4	-	(25)
Attributable profit (excluding exceptionals)	589	569	1 158	604	427	2 189

Exceptional items	-	-	-	(520)	(574)	(1 094)
Tax on exceptional items	-	-	-	110	22	132
	-	-	-	(410)	(552)	(962)
Equity minority interests	-	-	-	-	302	302
Attributable profit (including exceptionals)	589	569	1 158	194	177	1 529

Supplementary Financial Information

	BHP BILLITON GROUP

	Quarter ended 31 December 2000
		US$ Million
				EBIT			EBIT
				excluding			including
				exceptional		Exceptional	exceptional				Exploration		Exploration
		Turnover	(1)	items	(2)	items	items	(2)	Capex	(4)	gross	(5)	to profit (6)
	Aluminium	647		115		-	115		30		-		-
	Base metals	625		136		-	136		1 835		42		7
	Carbon steel materials	854		211		-	211		249		-		-
	Stainless steel materials	207		30		-	30		58		2		2
	Energy coal	466		97		-	97		206		2		-
	Exploration, technology and new business	50		10		-	10		6		13		12
	Other activities	401		46		-	46		5		-		-
	Petroleum	918		362		-	362		110		43		32
	Steel	881		74		-	74		11		-		-
	Group and unallocated (7)	(87)		(159)		-	(159)		16		-		-
	BHP Billiton Group	4 818		922		-	922		2 526		102		53

	Quarter ended 31 March 2001
		US$ Million
				EBIT			EBIT
				excluding			including
				exceptional		Exceptional	exceptional				Exploration		Exploration
		Turnover	(1)	items	(2)	items	items	(2)	Capex	(4)	gross	(5)	to profit (6)
	Aluminium	773		135		-	135		1 501		-		-
	Base metals	565		123		-	123		93		4		4
	Carbon steel materials	834		241		-	241		32		3		3
	Stainless steel materials	192		3		-	3		28		-		-
	Energy coal	495		109		-	109		15		-		-
	Exploration, technology and new business	67		12		-	12		9		14		14
	Other activities	372		38		(180)	(142)		6		-		-
	Petroleum	818		419		-	419		80		47		40
	Steel	797		43		-	43		9		-		-
	Group and unallocated (7)	(86)		(153)		(340)	(493)		100		-		-
	BHP Billiton Group	4 674		970		(520)	450		1 873		68		61

	Quarter ended 30 June 2001
		US$ million
				EBIT			EBIT
				excluding			including
				exceptional		Exceptional	exceptional				Exploration		Exploration
		Turnover	(1)	items	(2)	items (3)	items	(2) (3)	Capex	(4)	gross	(5)	to profit (6)
	Aluminium	904		170		53	223		66		1		1
	Base metals	573		89		(435)	(346)		178		7		6
	Carbon steel materials	912		255		126	381		75		1		1
	Stainless steel materials	210		17		(9)	8		67		1		1
	Energy coal	582		116		(34)	82		103		1		1
	Exploration, technology and new business	68		(32)		(13)	(45)		389		23		37
	Other items	338		23		(114)	(91)		3		-		-
	Petroleum	775		282		-	282		145		70		46
	Steel	867		15		(22)	(7)		31		-		-
	Group and unallocated (7)	(86)		(148)		(120)	(268)		14		-		-
	BHP Billiton Group	5 009		787		(568)	219		1 071		104		93

(1)	Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before interest and tax.
(3)	Certain items have been restated between customer sector groups.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes capitalised exploration of (December 2000: US$49 million, March 2001: US$7 million, June 2001: US$29 million)
(6)	The June 2001 quarter includes US$18 million exploration expenditure previously capitalised, now written off.
(7)	Includes consolidation adjustments and unallocated items.

Supplementary Financial Information

ALUMINIUM

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Alumina	96	47		12	35		9
Aluminium	357	109		32	77		21
Intra-divisional adjustment	(30)	-		-	-		-
Third party products	224	3		-	3		-
Total Aluminium	647	159		44	115		30		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Alumina	137	79		23	56		1 486
Aluminium	395	108		35	73		15
Intra-divisional adjustment	(16)	-		-	-		-
Third party products	257	6		-	6		-
Total Aluminium	773	193		58	135		1 501		-	-

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Alumina	191	97		24	73		29
Aluminium	469	124		29	95		37
Intra-divisional adjustment	(67)	-		-	-		-
Third party products	311	2		-	2		-
Total Aluminium	904	223		53	170		66		1	1

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Supplementary Financial Information

BASE METALS

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (6)	gross	(4)	to profit
Escondida	244	111		28	83		67
Ok Tedi	134	35		18	17		3
Tintaya	46	10		7	3		6
Cerro Colorado	55	30		17	13		1
Antamina	-	-		-	-		-
Alumbrera	20	4		-	4		-
Cannington	67	21		6	15		2
Highland Valley	14	2		-	2		-
Other businesses (5)	42	-		1	(1)		6
Third party products	3	-		-	-		-
Total Base Metals	625	213		77	136		1 835		42		7

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Escondida	223	103		25	78		64
Ok Tedi	119	23		17	6		14
Tintaya	21	7		7	-		11
Cerro Colorado	56	29		16	13		-
Antamina	-	-		-	-		-
Alumbrera	4	6		-	6		-
Cannington	85	30		6	24		4
Highland Valley	21	3		-	3		-
Other businesses (5)	35	(6)		1	(7)		-
Third party products	1	-		-	-		-
Total Base Metals	565	195		72	123		93		4		4

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Escondida	170	74		25	49		85
Ok Tedi	151	16		17	(1)		7
Tintaya	54	(1)		9	(10)		27
Cerro Colorado	56	27		16	11		1
Antamina	-	-		-	-		46
Alumbrera	20	12		-	12		-
Cannington	80	27		6	21		2
Highland Valley	11	(2)		-	(2)		-
Other businesses (5)	31	13		4	9		10
Third party products	-	-		-	-		-
Total Base Metals	573	166		77	89		178		7		6

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Includes capitalised exploration of (December 2000: US$35 million, March 2001: US$nil, June 2000: US$1 million)
(5)	Includes Selbaie, Pering and North America Copper mining and smelting operations (which ceased during the September 1999 quarter.)
(6)

Includes the acquisition of Rio Algom Limited for US$1,750 million (before deduction of assumed debt), which has not been allocated to the various operations and therefore Capex does not add to the Base Metals total.

Supplementary Financial Information

CARBON STEEL MATERIALS

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
WA Iron Ore	257	122		17	105		8
Samarco (4)	50	13		-	13		-
Total Iron Ore	307	135		17	118		8
Queensland (5)	298	106		16	90		228
Illawarra	64	13		4	9		2
Total Metallurgical Coal	362	119		20	99		230
Manganese	172	27		5	22		5
BoodarieTM Iron	14	(27)		-	(27)		6
Intra-divisional adjustment	(10)	(1)		-	(1)		-
Third party products	9	-		-	-		-
Total Carbon Steel	854	253		42	211		249		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
WA Iron Ore	270	132		22	110		6
Samarco (4)	75	24		-	24		-
Total Iron Ore	345	156		22	134		6
Queensland (5)	299	121		16	105		11
Illawarra	60	17		5	12		3
Total Metallurgical Coal	359	138		21	117		14
Manganese	99	26		7	19		6
BoodarieTM Iron	29	(29)		-	(29)		6
Intra-divisional adjustment	(9)	-		-	-		-
Third party products	11	-		-	-		-
Total Carbon Steel	834	291		50	241		32		3	3

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
WA Iron Ore	266	137		22	115		9
Samarco (4)	47	19		-	19		-
Total Iron Ore	313	156		22	134		9
Queensland (5)	324	114		14	100		44
Illawarra	75	27		3	24		6
Total Coking Coal	399	141		17	124		50
Manganese	158	39		7	32		10
BoodarieTM Iron	40	(35)		-	(35)		6
Intra-divisional adjustment	(9)	(1)		-	(1)		-
Third party products	11	1		-	1		-
Total Carbon Steel	912	301		46	255		75		1	1

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Equity accounted investments.
(5)	Includes equity accounted results from QCT Resources Ltd which was acquired in November 2000 and ceased following equalisation with Mitsubishi in June 2001.

Supplementary Financial Information

STAINLESS STEEL MATERIALS

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Nickel	99	29		11	18		51
Chrome	106	18		6	12		7
Third party products	2	-		-	-		-
Total Stainless Steel	207	47		17	30		58		2	2

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Nickel	112	30		18	12		19
Chrome	78	(2)		7	(9)		9
Third party products	2	-		-	-		-
Total Stainless Steel	192	28		25	3		28		-	-

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Nickel	130	40		12	28		52
Chrome	78	(2)		9	(11)		15
Third party products	2	-		-	-		-
Total Stainless Steel	210	38		21	17		67		1	1

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Supplementary Financial Information

ENERGY COAL

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Ingwe	280	95		24	71		17
New Mexico	104	33		8	25		15
COAL	21	(1)		4	(5)		5
Indonesia	53	15		8	7		-
Colombia	6	(1)		-	(1)		169
Third party products	2	-		-	-		-
Total Energy Coal	466	141		44	97		206		2		-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross		to profit
Ingwe	264	88		22	66		1
New Mexico	99	32		9	23		10
COAL	35	8		4	4		4
Indonesia	49	13		7	6		-
Colombia	35	9		-	9		-
Third party products	13	1		-	1		-
Total Energy Coal	495	151		42	109		15		-		-

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross		to profit
Ingwe	255	91		37	54		75
New Mexico	104	31		13	18		24
COAL	42	12		2	10		3
Indonesia	68	27		6	21		1
Colombia	42	8		-	8		-
Third party products	71	5		-	5		-
Total Energy Coal	582	174		58	116		103		1		1

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	The December 2001 quarter includes US$2 million capitalised exploration.

Supplementary Financial Information

EXPLORATION, TECHNOLOGY AND NEW BUSINESS

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit	(5)
Ekati	48	31		6	25		4
Exploration and Technology	2	(14)		1	(15)		2
Total Exploration, Technology and New Business	50	17		7	10		6		13		12

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit	(5)
Ekati	66	41		6	35		8
Exploration and Technology	1	(22)		1	(23)		1
Total Exploration, Technology and New Business	67	19		7	12		9		14		14

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit	(5)
Ekati	62	36		7	29		389
Exploration and Technology	6	(59)		2	(61)		-
Total Exploration, Technology and New Business	68	(23)		9	(32)		389		23		37

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Includes capitalised exploration of (December 2000: US$1 million, March 2001: US$nil, June 2000: US$4 million)
(5)	The June 2001 quarter includes US$18 million exploration expenditure previously capitalised, now written off.

Supplementary Financial Information

OTHER ACTIVITIES

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Venezuela HBI	8	(12)		-	(12)		-
NAMD	264	10		3	7		5
Other businesses (4)	129	51		-	51		-
Total Other Activities	401	49		3	46		5		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Venezuela HBI	5	(10)		-	(10)		4
NAMD	276	10		2	8		2
Other businesses (4)	91	42		2	40		-
Total Other Activities	372	42		4	38		6		-	-

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Venezuela HBI	-	-		-	-		-
NAMD	257	10		2	8		3
Other businesses (4)	81	16		1	15		-
Total Other Activities	338	26		3	23		3		-	-

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Includes Richards Bay Minerals operations, Colombus Stainless Steel operations and the Hartley Platinum mine which was sold in January 2001.

Supplementary Financial Information

PETROLEUM

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Bass Strait	297	166		20	146		15
North West Shelf	188	132		13	119		9
Liverpool Bay	73	56		24	32		12
Other businesses	322	168		66	102		74
Marketing activities	69	3		-	3		-
Intra-divisional adjust	-	-		-	-		-
Divisional activities	(31)	(40)		-	(40)		-
Total Petroleum	918	485		123	362		110		43		32

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Bass Strait	264	148		22	126		13
North West Shelf	194	153		14	139		9
Liverpool Bay	100	83		30	53		8
Other businesses	256	180		63	117		50
Marketing activities	15	-		-	-		-
Intra-divisional adjust	-	-		-	-		-
Divisional activities	(11)	(16)		-	(16)		-
Total Petroleum	818	548		129	419		80		47		40

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	(4)	to profit
Bass Strait	272	142		22	120		10
North West Shelf	164	112		12	100		16
Liverpool Bay	106	90		31	59		16
Other businesses	219	56		55	1		103
Marketing activities	27	11		-	11		-
Intra-divisional adjust	-	-		-	-		-
Divisional activities	(13)	(9)		-	(9)		-
Total Petroleum	775	402		120	282		145		70		46

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Includes capitalised exploration of (December 2000: US$11 million, March 2001: US$7 million, June 2001: US$24 million)

Supplementary Financial Information

STEEL

Quarter ended 31 December 2000
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Flat Products (4)	343	40		21	19		5
Coated Products	425	45		14	31		6
Discontinuing operations (5)	110	8		4	4		-
Intra-divisional adjust	(218)	25		-	25		-
Divisional activities	5	(6)		-	(6)		-
Transport & Logistics	216	5		4	1		-
Total Steel	881	117		43	74		11		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Flat Products (4)	343	16		19	(3)		5
Coated Products	411	51		14	37		4
Discontinuing operations (5)	1	-		-	-		-
Intra-divisional adjust	(176)	5		-	5		-
Divisional activities	4	(4)		-	(4)		-
Transport & Logistics	214	11		3	8		-
Total Steel	797	79		36	43		9		-	-

Quarter ended 30 June 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
Flat Products (4)	373	(2)		19	(21)		20
Coated Products	443	43		16	27		11
Discontinuing operations (5)	-	-		-	-		-
Intra-divisional adjust	(181)	5		-	5		-
Divisional activities	6	(6)		1	(7)		-
Transport & Logistics	226	14		3	11		-
Total Steel	867	54		39	15		31		-	-

(1)	EBITDA is earnings before interest, tax, and depreciation and amortisation (excluding exceptional items).
(2)	EBIT is earnings before interest and tax (excluding exceptional items).
(3)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	Includes North Star BHP Steel.
(5)	Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
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The BHP Billiton Group is headquartered in Australia